FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2008

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1 News Release dated February 29, 2008

Document 2 Material Change Reported dated February 29, 2008

Document 1

AMADOR GOLD CORP.

711 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2 (604) 685-2222 *Fax: (604) 685-3764

FOR IMMEDIATE RELEASE www.amadorgoldcorp.com

February 29, 2008 TSXV: AGX

AMADOR INTERSECTS 12.35 GRAMS PER TONNE GOLD OVER 2.4 METRES

ON NEW GOLD ZONES ON HORWOOD PROJECT

Vancouver, British Columbia - Amador Gold Corp (TSX-V: AGX) ("Amador") is pleased to announce the results of diamond drilling on the Horwood Gold Property, approximately 75 kilometers southwest of Timmins Ontario. The style of gold mineralization discovered is similar to deposits in the Timmins gold mining camp where over 60 million ounces of gold have been produced.

Drilling tested the 3 new gold zones (Gabbro, Bend and Quartz Blowout gold zones) that were first discovered late last year and earlier this year by trenching. Gold occurs as high grade and low grade disseminated mineralization over large areas that have been trenched. The 2 largest gold bearing trenched areas range in size from 30 to over 60 metres in width. The strike length is unknown as the zones trend into swamp and thick overburden. The 2 largest discoveries appear to be on strike with one another and are about 500 metres apart. All zones are open in all directions.

Ten diamond drill holes (AGX - 4 to AGX – 13) were drilled on the gabbro zone, and 8 holes (AGX – 14 to AGX- 21) were drilled on the Bend and Quartz Blowout zones. AGX-4 was the first hole drilled. Assay results are pending for drill holes AGX – 16 and AGX – 18 to AGX – 21.

Drilling has confirmed the presence of a series of anomalous gold mineralized (in the ppb range) zones occurring over wide areas ranging up-to 160m of core length. The anomalous gold mineralization is associated with carbonatized, silicified and pyritiferous alteration in mafic flows (locally pillowed) and mafic intrusives. Within these wide zones there are enechelon stacked quartz carbonate veins where the gold appears to be more concentrated. These veins range in grade and size from 0.71 g/t gold over 5 metres to 12.35 g/t gold over 2.4 metres (see attached table for assay results of vein systems). Most encouraging is how gold mineralization is not restricted to the enechelon stacked quartz vein systems but also occurs in altered wallrock.

Over 90% of the Horwood Property is covered by overburden. Amador plans to continue drilling on strike of the gold zones to identify areas where the gold may be concentrated into high grade ore shoots or wide low grade zones amenable to open pit mining, similar to Timmins. Ground and recently flown airborne VTEM geophysical surveys will be used to help guide the drilling to test structural and geological traps where gold grades may increase.

The considerable width of these anomalous gold zones combined with their strike potential makes the Horwood Project a very favourable new gold exploration play close to Timmins, one of the largest gold mining camps in the world. Government airborne geophysics combined with surficial prospecting suggests that structures influencing gold mineralization may be traced for over 6 km along strike on the Horwood Property.

Peter Caldbick, P.Geo., and Charles Hartley, P.Geo. are the qualified people for the purposes of National Instrument 43-101 for the Company's Horwood Project. Project supervision is by Charles Hartley and the contents of the press release have been reviewed and approved by Peter Caldbick.

About Amador Gold

Amador Gold is well positioned to discover and capitalize on world class gold, silver, platinum, palladium and diamond deposits. During the last couple of years the Company has strategically accumulated large land packages in existing mining or mineral districts such as the Abitibi in Ontario. The Company's assets are entirely within Canada with a strong focus in Ontario. These properties have existing infrastructure and are often within road access to metallurgical facilities to process mined ores.

AMADOR GOLD CORP.
On Behalf of the Board of Directors

/s/ Richard Hughes

Richard W. Hughes, President

For Further Information Contact: The Hughes Exploration Group
Phone: (604) 685-2222 or visit Amador's web-site: www.amadorgoldcorp.com to see Smartstox interviews with Company President.

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the corporation's control which may cause actual results, performance or achievements of the corporation to be materially different from the results, performance or expectation implied by these forward looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.
Drill Hole	From	To	Drilled	Au	Grid Location (m)		Az/Dip
	(m)	(m)	width (m)	g\t	Line	Station
DDH AGX – 4	17.30	18.30	1.00	2.27	0+60W	8+40S	165/-45
	64.90	65.60	0.70	4.03
	81.50	82.10	0.60	1.29
DDH AGX – 5	12.20	12.90	0.70	3.49	0+60W	8+40S	160/-65
	15.40	15.90	0.50	4.58
	23.00	24.30	1.30	2.32
	66.00	66.80	0.80	3.80
	123.30	124.00	0.70	2.80
DDH AGX – 6	26.00	27.00	1.00	1.40	0+60W	8+ 65S	160/-45
	55.40	56.20	0.80	1.86
	117.70	119.20	1.50	1.67
DDH AGX – 7	88.00	89.50	1.50	3.60	0+00	8+75S	160/-45
DDH AGX – 8	160.00	160.60	0.60	2.39	0+00	8+75S	0/-90
DDH AGX – 9	66.90	68.20	1.30	2.85	1+00W	8+50S	160/-45
	155.50	156.50	1.00	1.41
	161.70	162.30	0.60	2.31
	195.30	198.00	2.70	1.96
DDH AGX – 10	154.70	159.70	5.00	0.71	1+00W	8+49S	160/-45
DDH AGX – 11	31.20	31.90	0.70	1.22	0+60W	7+90S	160/-45
	35.60	36.10	0.50	1.54
	93.10	94.00	0.90	1.94
	149.30	150.00	0.70	3.11
DDH AGX – 12	24.00	24.35	0.35	29.20	2+00W	8+75S	160/-45
	166.00	167.00	1.00	1.28
DDH AGX – 13				NAA	2+00W	8+25S	160/-45
DDH AGX – 14	170.30	171.50	1.20	2.65	6+00W	10+00S	155/-45
DDH AGX – 15	21.00	22.00	1.00	1.41	6+00W	8+50S	155/-45
	86.20	86.70	0.50	2.31
	177.00	181.00	2.00	3.64
DDH AGX – 17	201.10	203.50	2.40	12.35

Document 2

MATERIAL CHANGE REPORT

To: British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – February 29, 2008.

Item 3. News Release – News Release issued February 29, 2008, at Vancouver, BC.

Item 4. Summary of Material Change:

Amador Gold Corp (TSX-V: AGX) ("Amador") is pleased to announce the results of diamond drilling on the Horwood Gold Property, approximately 75 kilometers southwest of Timmins Ontario. The style of gold mineralization discovered is similar to deposits in the Timmins gold mining camp where over 60 million ounces of gold have been produced.

Item 5. Full Description of Material Change:

Amador is pleased to announce the results of diamond drilling on the Horwood Gold Property, approximately 75 kilometers southwest of Timmins Ontario. The style of gold mineralization discovered is similar to deposits in the Timmins gold mining camp where over 60 million ounces of gold have been produced.

Drilling tested the 3 new gold zones (Gabbro, Bend and Quartz Blowout gold zones) that were first discovered late last year and earlier this year by trenching. Gold occurs as high grade and low grade disseminated mineralization over large areas that have been trenched. The 2 largest gold bearing trenched areas range in size from 30 to over 60 metres in width. The strike length is unknown as the zones trend into swamp and thick overburden. The 2 largest discoveries appear to be on strike with one another and are about 500 metres apart. All zones are open in all directions.

Ten diamond drill holes (AGX - 4 to AGX – 13) were drilled on the gabbro zone, and 8 holes (AGX – 14 to AGX- 21) were drilled on the Bend and Quartz Blowout zones. AGX-4 was the first hole drilled. Assay results are pending for drill holes AGX – 16 and AGX – 18 to AGX – 21.

Drilling has confirmed the presence of a series of anomalous gold mineralized (in the ppb range) zones occurring over wide areas ranging up-to 160m of core length. The anomalous gold mineralization is associated with carbonatized, silicified and pyritiferous alteration in mafic flows (locally pillowed) and mafic intrusives. Within these wide zones there are enechelon stacked quartz carbonate veins where the gold appears to be more concentrated. These veins range in grade and size from 0.71 g/t gold over 5 metres to 12.35 g/t gold over 2.4 metres (see attached table for assay results of vein systems). Most encouraging is how gold mineralization is not restricted to the enechelon stacked quartz vein systems but also occurs in altered wallrock.

Over 90% of the Horwood Property is covered by overburden. Amador plans to continue drilling on strike of the gold zones to identify areas where the gold may be concentrated into high grade ore shoots or wide low grade zones amenable to open pit mining, similar to Timmins. Ground and recently flown airborne VTEM geophysical surveys will be used to help guide the drilling to test structural and geological traps where gold grades may increase.

The considerable width of these anomalous gold zones combined with their strike potential makes the Horwood Project a very favourable new gold exploration play close to Timmins, one of the largest gold mining camps in the world. Government airborne geophysics combined with surficial prospecting suggests that structures influencing gold mineralization may be traced for over 6 km along strike on the Horwood Property.

Peter Caldbick, P.Geo., and Charles Hartley, P.Geo. are the qualified people for the purposes of National Instrument 43-101 for the Company's Horwood Project. Project supervision is by Charles Hartley and the contents of the press release have been reviewed and approved by Peter Caldbick.
Drill Hole	From	To	Drilled	Au	Grid Location (m)		Az/Dip
	(m)	(m)	width (m)	g\t	Line	Station
DDH AGX – 4	17.30	18.30	1.00	2.27	0+60W	8+40S	165/-45
	64.90	65.60	0.70	4.03
	81.50	82.10	0.60	1.29
DDH AGX – 5	12.20	12.90	0.70	3.49	0+60W	8+40S	160/-65
	15.40	15.90	0.50	4.58
	23.00	24.30	1.30	2.32
	66.00	66.80	0.80	3.80
	123.30	124.00	0.70	2.80
DDH AGX – 6	26.00	27.00	1.00	1.40	0+60W	8+ 65S	160/-45
	55.40	56.20	0.80	1.86
	117.70	119.20	1.50	1.67
DDH AGX – 7	88.00	89.50	1.50	3.60	0+00	8+75S	160/-45
DDH AGX – 8	160.00	160.60	0.60	2.39	0+00	8+75S	0/-90
DDH AGX – 9	66.90	68.20	1.30	2.85	1+00W	8+50S	160/-45
	155.50	156.50	1.00	1.41
	161.70	162.30	0.60	2.31
	195.30	198.00	2.70	1.96
DDH AGX – 10	154.70	159.70	5.00	0.71	1+00W	8+49S	160/-45
DDH AGX – 11	31.20	31.90	0.70	1.22	0+60W	7+90S	160/-45
	35.60	36.10	0.50	1.54
	93.10	94.00	0.90	1.94
	149.30	150.00	0.70	3.11
DDH AGX – 12	24.00	24.35	0.35	29.20	2+00W	8+75S	160/-45
	166.00	167.00	1.00	1.28
DDH AGX – 13				NAA	2+00W	8+25S	160/-45
DDH AGX – 14	170.30	171.50	1.20	2.65	6+00W	10+00S	155/-45
DDH AGX – 15	21.00	22.00	1.00	1.41	6+00W	8+50S	155/-45
	86.20	86.70	0.50	2.31
	177.00	181.00	2.00	3.64
DDH AGX – 17	201.10	203.50	2.40	12.35

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 29th day of February 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP.

(Registrant)

Date: February 29, 2008 By: /s/ Beverly J. Bullock

Beverly J. Bullock, Corporate Secretary